FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number 001-35001

AVALON RARE METALS INC.
(Translation of registrant’s name into English)

130 Adelaide Street West Suite #1901 Toronto, Ontario M5H 3P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

On July 14, 2011, Avalon Rare Metals Inc. (the “Company”) filed a report on Form 6-K including as Exhibit 99.1 thereto consolidated financial statements for the period ended May 31, 2011 (the “Interim Financial Statements”), which were not reviewed by the Company’s independent auditors.  Subsequently, the Company’s independent auditors reviewed the Interim Financial Statements.

DOCUMENTS FILED

See the Exhibit Index hereto.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVALON RARE METALS INC.

Date: July 26, 2011	By:	/s/ R. James Andersen
R. James Andersen
Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Interim Financial Statements for the period ended May 31, 2011
99.2	Certificate of CEO
99.3	Certificate of CFO